January 31, 2012

BY EDGAR SUBMISSION

Sharon Blume
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Re:   Grupo Financiero Galicia S.A.
     Form 20-F for Fiscal Year Ended December 31, 2010
     Filed June 29, 2011
     File Number: 0-30852

Dear Ms. Blume:

       This letter responds to your letter to Mr. Pedro Richards of Grupo Financiero Galicia S.A. (the “Company”) dated January 18, 2012 (the “Comment Letter”). The Comment Letter contained certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2010. We are delivering this letter on behalf of the Company in response to the comments of the Staff contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F for Fiscal Year Ended December 31, 2010
Financial Statements
Note 12 – Allowances and Provisions, page F-25

1.
We note the extensive disclosure regarding Banco Galicia’s legal proceedings on pages 169-170. We also note your footnote disclosures on your litigation matters on page F-25. Please revise your footnote disclosures in future filings to include the nature of the  contingencies for which it is at least reasonably possible that a material loss has been incurred, in accordance with ASC 450.

The Company will enhance its future filings beginning with its Form 20-F for the fiscal year ended December 31, 2011, to provide the required disclosure regarding contingencies in accordance with ASC 450.

Ms. Sharon Blume
Securities and Exchange Commission
January 31, 2012

2.
As a related matter, we note the legal proceedings involving Compania Financiera Argentina and two consumer groups, on page 170. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

The Company will include the information requested in future filings, beginning with its Form 20-F for the fiscal year ended December 31, 2011.

Note 35 – Summary of Significant Differences between Argentine Central Bank Rules and
United States Accounting Principles, page F-60

Income Taxes, page F-60

3.
We note your disclosure on page F-63 stating a valuation allowance was provided as of December 31, 2009. However, we note the table on the top of page F-62, which itemizes your various deferred tax assets, and there does not appear to be a valuation allowance recorded. Please clarify the reason for this apparent inconsistency.

The referenced table on the top of page F-62 includes only the deferred tax assets and liabilities directly related to the Company’s income tax determination. Although it operates as a credit against future income tax, the minimum presumed income tax (MPIT), as disclosed in Note 2.12 to the consolidated financial statements, is a complementary tax determined over computable assets and is not included as a deferred tax asset in the table on page F-62. The valuation allowance disclosed on page F-63, recognized as of December 31, 2009, was provided only against the MPIT credit which as stated above was not included in the table on page F-62.

For Argentine purposes, based on the provisions set forth by the Argentine Central Bank, the Company recorded the MPIT paid in the year and the accumulated amount paid in prior years amounting to Ps.328,619 as an asset as of December 31, 2009, in the “Tax on minimum presumed income – Tax credit” line item included in Miscellaneous receivables in the Consolidated Balance Sheets as of December 31, 2009 presented on pages F-3 and F-4. For U.S. GAAP purposes the MPIT was not more likely than not to be recovered within the carryforward period and hence a valuation allowance was provided against this amount as of December 31, 2009, as shown in the Consolidated shareholders’ equity in accordance with U.S. GAAP on page F-96.

As of December 31, 2010, the Company reversed the valuation allowance provided against MPIT because it was more likely than not that it would be recovered. As of that date almost all the tax loss carryforward was consumed by the taxable income registered by the Bank in fiscal years 2009 and 2010, and according to the taxable income projections, the Company estimated that the MPIT would be utilized during 2011 and 2012.

Ms. Sharon Blume
Securities and Exchange Commission
January 31, 2012

The Company will enhance the tax income related disclosures in its future filings, beginning with its Form 20-F for the fiscal year ended December 31, 2011, to clarify this treatment.

4.
As a related matter if you no longer believe you need a valuation allowance against your deferred tax assets as of December 31, 2009 and you believe you can reverse the 2008 valuation allowance balance, please provide us with both the negative and positive evidence you used to support your conclusion.

In evaluating whether it was more likely than not that the Company would be able to realize its deferred tax assets as of December 31, 2009, management performed an analysis at the date of issuance of the financial statements, taking into consideration the positive and negative evidence in accordance with ASC 740-10-30 and concluded that there was no need for a valuation allowance against the deferred tax assets as of December 31, 2009. In reaching that conclusion the Company considered the following evidence:

Positive evidence considered by the Company:

-	The taxable income registered by the Company in the fiscal year ended December 31, 2009 was significant and reversed the cumulative taxable losses of recent years as shown in the table below.

Taxable income (loss) based on Argentine Tax Law from 2005 through 2009:

In millions of pesos	Income (loss)
FY 2005	(330.4)
FY 2006	(8.2)
FY 2007	(42.5)
FY 2008	(811.3)
FY 2009	2,015.2
Five-year position as of December 31, 2009	822.8

The drastic change in the taxable income (loss) position observed in 2009 responds mainly to a significant increase in the market value of national government securities and other investments, as for this purpose all securities are marked-to-market. It is important to mention that most of these government securities were sold during 2010 at a value that approximated the tax value registered as of December 31, 2009.

Ms. Sharon Blume
Securities and Exchange Commission
January 31, 2012

-
The taxable income based on Argentine Tax Law registered by the Company in 2009 allowed for the absorption of a significant portion of the loss carryforward that resulted from the 2001-2002 Argentine economic crisis.

-	The future taxable income estimated by the Company for the fiscal year ending December 31, 2010 amounted to Ps. 301.1 million.

-
The significant improvement in the Bank’s (the Company’s principal subsidiary) financial situation as reflected in the evolution of Argentine Banking GAAP net income before taxes observed in the five preceding years, which is summarized in the table below.

2005	2006	2007	2008	2009
126.5	75.3	117.5	250.8	385.3
(in millions of pesos)

-	The lack of significant uncertainties that would adversely affect the future results of the Company.

-
The Bank’s capital increase completed in August 2007, which amounted to US$ 150 million, that provided the Bank with the capital necessary for continuing to grow its business and complying with increasing capital requirements going forward.

The negative evidence considered by the Company included the lack of payment of income taxes by the Bank since fiscal year 2001 and the existence of tax credit carryforwards that expired without being used in fiscal year 2008. However, the losses that generated the Bank’s tax loss carryforward related to the 2001-2002 economic crisis and, taking into consideration the 2009 earnings results and the 2010 earnings projections, as of December 31, 2009, the Company believed that it was more likely than not that it would realize the remaining deferred tax assets (tax loss carryforward and deductible temporary differences) with future taxable income and future reversals of existing taxable temporary differences.

The Company also notes that the results achieved during fiscal year 2010 exceeded the prior estimates, with a pre-tax income amounting to Ps. 667.1 million and a taxable income based on Argentine Tax Law of Ps. 530.3 million, allowing for the absorption of almost all of the residual loss carryforwards.

Intangible assets, page F-63

5.
We note your disclosures on negative goodwill. On pages F-66 and F-67 you provide tables showing the condensed income statements which you state are in accordance with “Argentine Banking GAAP”. However, the amounts in the “Fiscal year ended 12/31/10” column do not reconcile with the amounts in the Consolidated Statements of Income as of December 31, 2010 as presented on pages F-6 and F-7. It appears

Ms. Sharon Blume
Securities and Exchange Commission
January 31, 2012

you have a typographical error as the tables on pages F-66 and F-67 should be in accordance with U.S. GAAP. Please advise.

The tables provided on pages F-66 and F-67 correspond only to the condensed income statements in accordance with Argentine Banking GAAP of the companies acquired on June 30, 2010 (Compañía Financiera Argentina, Cobranzas y Servicios and Procesadora Regional). The amounts shown in the “Fiscal year ended 12/31/10” column are the results of these companies for the complete fiscal year, whether they were controlled by the Company or by the previous owner. As the acquisition date for these companies was June 30, 2010, the amounts shown in the “Six months period ended 12/31/2010” are the results of such companies, that were consolidated with the results of all the other companies in the group, to obtain the consolidated financial statements of the Company for the year ended December 31, 2010 presented on pages F-6 and F-7.

As required by the Staff’s Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should the Staff wish to discuss the responses provided, please do not hesitate to contact Tomer Pinkusiewicz (212-819-8871) or Anita Girdhari (212-819-2555) of White & Case LLP.

Sincerely,
GRUPO FINANCIERO GALICIA S.A.

/s/ Jose Luis Gentile

Name:	Jose Louis Gentile
Title:	Chief Financial Officer